Schedule 13G

                 Under the Securities Exchange Act of 1934
                       (Amendment No.     6        )

                             Intervoice, Inc.
                             (Name of Issuer)


                       Common Stock
                      (Title of Class of Securities)


                           461142101
                             (CUSIP Number)

Check the following if a fee is being paid with this statement      .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

      (Continued on following page(s))

             Page 1 of 5 Pages

 CUSIP No. 461112101                                      Page 2 of 5 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fred Alger Management, Inc.             13-2510833
          Fred Alger Asset Management, Inc.   94-2217426
          Fred M Alger III                                   ###-##-####

2)   CHECK THE APPROPRIATE BOX IF MEMBER OF GROUP

                                                 (a)       X
                                                 (b)

3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

                         5)  SOLE VOTING POWER
   Number of             -0-
    Shares
 Beneficially      6)  SHARED VOTING POWER
   Owned by                    -0-
     Each
   Reporting       7)  SOLE DISPOSITIVE POWER
    Person                     -0-
     With
                          8)  SHARED DISPOSITIVE POWER
                    -0-

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                    -0-

10)     CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES

11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                    -0-

12)     TYPE OF REPORTING PERSON
              Fred Alger Management, Inc.           IA
             Fred Alger Asset Management, Inc.      IA
              Fred M Alger III                      IN

                      Schedule 13G

                                 Item 1(a)

Name of Issuer:

Intervoice, Inc.

                                 Item 1(b)

Address of Issuer's Principal Executive Offices:

17811 Waterview Parkway
Dallax, TX 75252

                                 Item 2(a)

Name of Person Filing:

     1)  Fred Alger Management, Inc.
     2)  Fred Alger Asset Management, Inc.
     3)  Fred M Alger III

                                 Item 2(b)

Address of Principal Business Offices, or if none, Residence:

     1)  75 Maiden Lane, New York, NJ 10038
     2)  888 Prospect Street, La Jolla, CA 92037
     3)  75 Maiden Lane, New York, NY 10038


                                 Item 2(c)

Citizenship:

     1)  New York
     2)  California
     3)  New York

                                 Item 2(d)

Title of Class of Securities:

     Common Stock

                                 Item 2(e)

CUSIP Number:

461142101
                                  Item 3

The person filing is a:

     Group, in accordance with Rule 240.13d-1(b)(1)(ii)(H)


                                  Item 4

(a) Amount Beneficially Owned:
          -0-

(b) Percent of Class:
          -0-

(c) Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote
                    -0-

     (ii) shared power to vote or to direct the vote
                    -0-

     (iii)     sole power to dispose or to direct the disposition of
                     -0-

     (iv) shared power to dispose or to direct the disposition of
                     -0-

                                  Item 5

Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( X ).

                                  Item 6

Ownership of More than Five Percent on Behalf of Another Person

     N/A

                                  Item 7

Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company.

     N/A





                                  Item 8

Identification and Classification of Members of the Group.

     Fred Alger Management, Inc.                IA
     Fred Alger Asset Management, Inc.      IA
     Fred M. Alger III                                     IN

                                  Item 9

Notice of Dissolution of Group.

     N/A

                                  Item 10

Certification.

     By signing below I certify that , to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 7, 1994
Date





Signature




Gregory S. Duch, Treasurer
Name/Title